UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

         [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB

For Period Ended: September 30, 1997                    SEC FILE NUMBER 0 -11734
                  -------------------                     CUSIP NUMBER 169374105

[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For Transition Period Ended:___________________________

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

Full Name of Registrant           China Food and Beverage Company

Former Name if Applicable          N/A

Address of Principal Executive Office:
                  82-66 Austin Street
                  Kew Gardens, New York 11415

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

                  During the third quarter of 1997, the Company obtained approximately $102,898 in capital from foreign investors. The Company initially intended to issue shares of its common stock in exchange for the cash received. However, subsequent to the third quarter, disputes arose between the Company and the foreign entities which contributed the $102,898 concerning the manner in which the stock was to be issued. The Company is currently negotiating with the foreign investors toward a settlement of this dispute. Currently, the Company is not certain whether stock will be issued in exchange for the cash received or whether the Company will treat the capital as debt financing and execute promissory notes in exchange for the capital. This uncertainty has delayed the preparation of the Company's financial statements for the third quarter.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

        James Tilton              President                    (718) 847-1531
            (Name)                  (Title)                  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                                 (X ) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                ( X ) Yes ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                  The Company expects its record revenues for the third quarter of 1997 to be significantly reduced from the same quarter 1996. The reduction is largely attributable to the Company's consolidated subsidiary, Kohl, filing bankruptcy in November 1996. Kohl's assets were sold during the second quarter of 1997.



                          China Food & Beverage Company
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     November 17, 1997                 By:/s/James Tilton
                                            Name: James Tilton
                                            Title:    President